82-5779

WACHTELL, LIPTON, ROSEN & KATZ

MARTIN LIPTON
HERBERT M. WACHTELL
THEODORE GEWERTZ
BERNARD W. NUSSBAUM
RICHARD D. KATCHER
DOUGLAS S. LIEBHAFSKY
PETER C. CANELLOS
MICHAEL W. SCHWARTZ
ALLAN A. MARTIN
BARRY A. BRYER
LAWRENCE B. PEDOWITZ
ROBERT B. MAZUR
PAUL VIZCARRONDO, JR.
PETER C. HEIN
HAROLD S. NOVIKOFF
DAVID M. EINHORN
KENNETH B. FORREST
MEYER G. KOPLOW
THEODORE N. MIRVIS
EDWARD D. HERLIHY
RICHARD D. FEINTUCH
DANIEL A. NEFF
ERIC M. ROTH
WARREN R. STERN
ANDREW R. BROWNSTEIN
MICHAEL H. BYOWITZ
PAUL K. ROWE
MICHAEL B. BENNER
MARC WOLINSKY
DAVID GRUENSTEIN
PATRICIA A. VLAHAKIS
STEPHEN G. GELLMAN
SETH A. KAPLAN
BARBARA ROBBINS
STEVEN A. ROSENBLUM
PAMELA S. SEYMON
STEPHANIE J. SELIGMAN
ERIC S. ROBINSON
ELLIOTT V. STEIN
JOHN F. SAVARESE
SCOTT K. CHARLES
ANDREW C. HOUSTON
PHILIP MINDLIN
DAVID S. NEILL
JODI J. SCHWARTZ
ADAM O. EMMERICH
CRAIG M. WASSERMAN
ADAM D. CHINN
GEORGE T. CONWAY III
RALPH M. LEVENE
RICHARD G. MASON
KAREN G. KRUEGER
DOUGLAS K. MAYER
DAVID M. SILK
ROBIN PANOVKA
DAVID A. KATZ
MITCHELL S. PRESSER
ILENE KNABLE GOTTS
JEFFREY R. BOFFA
DAVID M. MURPHY
JEFFREY M. WINTNER
TREVOR S. NORWITZ
BEN M. GERMANA
ANDREW J. NUSSBAUM
MICHAEL S. KATZKE
RACHELLE SILVERBERG
DAVID C. BRYAN
STEVEN A. COHEN
GAVIN D. SOLOTAR
DEBORAH L. PAUL
DAVID C. KARP
RICHARD K. KIM
JOSHUA R. CAMMAKER
MARK GORDON
JOSEPH D. LARSON
LAWRENCE S. MAKOW
JARED M. RUSMAN
JEANNEMARIE O'BRIEN
WAYNE M. CARLIN
JAMES COLE, JR.
STEPHEN R. DIPRIMA

51 WEST 52ND STREET
NEW YORK, N.Y. 10019-6150
TELEPHONE: (212) 403-1000
FACSIMILE: (212) 403-2000

GEORGE A. KATZ (1965-1989)
JAMES H. FOGELSON (1967-1991)

OF COUNSEL

WILLIAM T. ALLEN
THEODORE A. LEVINE
NORMAN REDLICH
JOHN M. RICHMAN
LEONARD M. ROSEN
J. BRYAN WHITWORTH
AMY R. WOLF

COUNSEL

ADRIENNE ATKINSON
PAMELA EHRENKRANZ
LAWRENCE A. PASINI
ALEXANDER SHAKNES

LORI S. SHERMAN
PAULA N. GORDON
T. EIKO STANGE
LORENZO BORGOGNI
BETTINA ECKERLE
NANCY B. GREENBAUM
DAVID A. SCHWARTZ
ANDREW J.H. CHEUNG
NICHOLAS G. DEMMO
IGOR KIRMAN
JONATHAN M. MOSES
ADAM J. SHAPIRO
JED I. BERGMAN
MICHAEL A. CHARISH
DAMIAN G. DIDDEN
JOHN A. ELOFSON
MICHAEL E. GILLIGAN
JOHN F. LYNCH
ERIC M. ROSOF
WILLIAM SAVITT
MARTIN J.E. ARMS
BENJAMIN D. FACKLER
ISRAEL FRIEDMAN
DIMITRY JOFFE
ROY J. KATZOVICZ
ROBERT J. LIUBICIC
GREGORY E. OSTLING
JONATHAN E. PICKHARDT
GREGORY N. RACZ
EDWARD J.W. BLATNIK
BENJAMIN S. BURMAN
NELSON O. FITTS
JEFFREY C. FOURMAUX
MICHAEL GAT
JEREMY L. GOLDSTEIN
MAURA R. GROSSMAN
JOSHUA M. HOLMES
JOSHUA A. MUNN
DAVID E. SHAPIRO
ANTE VUCIC
IAN BOCZKO
KEVIN M. COSTANTINO
MATTHEW M. GUEST
WILLIAM R. HARKER
DAVID E. KAHAN
MARK A. KOENIG
DAVID K. LAM
KENNETH K. LEE
LAURA E. MUÑOZ
JAMES J. PARK
GEORGE J. RHEAULT
MICHAEL S. WINOGRAD
FRANCINE M. BANNER
FORREST G. ALOGNA
SAMUEL M. BAYARD
JAMES R. LEVINE
STEPHANIE P. LISTOKIN
GORDON M. MEAD
NATALIE B. MILANI
ERIN E. QUINN
P. MORGAN RICKS
DANIELLE L. ROSE
BENJAMIN M. ROTH
RICHARD C. SQUIRE
ROBIN M. WALL
JOSHUA D. BLANK
JOSHUA A. FELTMAN
JORDAN A. GOLDSTEIN
CHETAN GULATI
JASON M. LYNCH
STEPHANIE J. VAN DUREN
ADIR G. WALDMAN
RICHARD S. GIPSTEIN
SARAH S. JOHNSON
CHARLES C. YI

July 9, 2004

SUPPL

RECEIVED JUL 12 2004 179

PROCESSED
JUL 14 2004
THOMSON FINANCIAL

04035456

By Federal Express

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Pinault-Printemps-Redoute S.A.
<u>Submission Pursuant to Rule 12g3-2(b)(iii)</u>

Ladies and Gentlemen:

By letter dated April 27, 2001, on behalf of our client Pinault-Printemps-Redoute S.A. (the "Company"), we made a submission to the Securities and Exchange Commission (the "SEC") in order to establish the Company's exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to Rule 12g3-2(b) promulgated under the Exchange Act. We are furnishing this letter and the enclosed documents on behalf of the Company in order to maintain such exemption and to comply with the requirements of Rule 12g3-2(b)(iii) of the Exchange Act.

Pursuant to Rule 12g3-2(b)(4), the information contained in, and the documents enclosed with, this letter are not deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), neither this letter nor the furnishing of such information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

dlw 7/14

The information set forth below is a summary of documentation which the Company has made public pursuant to French law or stock exchange rules, filed with a stock exchange (and which was made public by that exchange) and/or distributed to its securities holders:

1. On April 20, 2004, Serge Weinberg, Chairman of the Management Board of the Company, made an investor presentation at a Goldman Sachs Retailing conference in London, England. A copy of this presentation is attached as Appendix A to this letter.

2. In May 2004, Mr. Weinberg made an investor presentation regarding the Company and its recent results. A copy of this presentation is attached as Appendix B to this letter.

3. On May 14, 2004, Mr. Weinberg made an investor presentation at the CDC IXIS conference. A copy of this presentation is attached as Appendix C to this letter.

4. On June 8, 2004, Gucci Group N.V., a 96% owned subsidiary of the Company ("Gucci"), issued a press release announcing its proposed annual dividend of 0.50 Euros per share and the convening of its annual general meeting for June 24, 2004. A copy of the English language version of this press release is attached as Appendix D to this letter.

5. On June 24, 2004, Gucci issued a press release announcing the appointment of Robert Polet as Chairman of the Management Board and Chief Executive Officer of Gucci. A copy of the English language version of this press release is attached as Appendix E to this letter.

6. Also on June 24, 2004, Gucci issued a press release announcing the approval by its shareholder so its annual dividend of 0.50 Euros per share. A copy of the English language version of this press release is attached as Appendix F to this letter.

7. On July 1, 2004, Redcats, a subsidiary of the Company, issued a press release announcing its acquisition of Jotex, a Scandinavian mail-order home textiles retailer. A copy of the English language version of this press release is attached as Appendix G to this letter.

* * * * *

If the SEC has any questions or requires any further information, please contact the undersigned at (212) 403-1331 or David A. Katz, also of this office, at (212) 403-1309. Finally, I would greatly appreciate your acknowledging receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope.

Very truly yours,

Joshua R. Cammaker

Enclosure
cc: Julien Naginski, Esq.
Pinault-Printemps-Redoute S.A.
David A. Katz, Esq.
Wachtell, Lipton, Rosen & Katz

Appendix A

PINAULT
PRINTEMPS-REDOUTE

Serge Weinberg
Chairman of the Management Board

Goldman Sachs Retailing Conference

London , April 20, 2004

This presentation contains forward-looking statements (as defined in the United States Private Securities Litigation Reform Act, as amended) based upon current management expectations.

Numerous risks, uncertainties and other factors (including, among others, risks relating to: governmental regulation affecting our businesses; competition; our ability to manage rapid changes in technology in the industries in which we compete; litigation risks; labor issues; unanticipated costs from acquisitions, dispositions and joint ventures) may cause actual results to differ materially from those anticipated, projected or implied in or by the forward-looking statements.

Many of the factors that will determine our future results are beyond our ability to control or predict. These forward-looking statements are subject to risks and uncertainties and, therefore, actual results may differ materially from our forward-looking statements. You should not place undue reliance on forward-looking statements which reflect our views only as of the date of this presentation. We undertake no obligation to revise or update any forward-looking statements, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

2

The New PPR,
a Group focused
on the individual customer

3

The New PPR

- 2003 key figures
  - Sales EUR 16.5 billion
  - EBITDA EUR 1,369 million, EBITDA margin 8.3%
  - EBIT EUR 980 million, EBIT margin 6.0%
- Trading in over 65 countries
- 73,500 employees

4


Strategic shift
AFTER
Luxury
Retail
Radical transformation in less than 2 years
BEFORE
Retail
B to B
Credit & Financial Services
• Proceeds: over EUR 5.5 billion on excellent terms
• Annual sales from discontinued activities EUR 3.8 billion
• Increase stake in Gucci from 54.4% to 67.6% (at year end 2003)
5


The New PPR
■ Higher organic growth potential
■ Expanded global presence
■ Higher margins and return
■ Reinforced financial structure
6

PINAULT
PRINTEMPS-REDOUTE

Powerful Luxury brands with leading positions

N°3 Worldwide in Luxury goods

GUCCI
GUCCI GROUP

- Two companies with high global brand recognition: Gucci / Yves Saint Laurent
- Established and emerging brands covering the Luxury goods universe
- 2003 EBIT: EUR 272.4 million

BALENCIAGA
sergio rossi
ALEXANDER MCQUEEN
STELLA McCARTNEY
BOUCHERON PARIS
YVES SAINT LAURENT
GUCCI
BOTTEGA VENETA
YSL BEAUTE

A balanced product portfolio

Accessories Ready-to-wear
- Gucci
- Yves Saint Laurent
- Sergio Rossi
- Bottega Veneta
- Alexander McQueen
- Stella McCartney
- Balenciaga

Perfumes Cosmetics
- YSL Beauté
- Roger & Gallet
- Oscar de la Renta
- Van Cleef & Arpels
- Fendi
- Boucheron
- Alexander McQueen
- Balenciaga
- Zegna

Leather goods
- Gucci
- Yves Saint Laurent
- Sergio Rossi
- Bottega Veneta
- Balenciaga

Watches High jewellery
- Gucci
- Boucheron
- Yves Saint Laurent
- Bédat & Co

9

Gucci: one of the world's most profitable brands



Sales (EUR million)
46
1114
1863
1497
1999
2003
Other brands
Gucci brand
% EBIT margin
EBIT (EUR million)
23%
256
27%
407
-137
1999
2003

10

PINAULT
PRINTEMPS-REDOUTE

A leading European retailer

PRINTEMPS

France's premier department store

- 5.5 million customers
- Pursuit of store reallocation and renovation strategy
  - Printemps: focus on fashion, beauty, accessories and decoration
  - Opening of the largest Beauty department in the world
  - Increased momentum of the sporting goods division
- 2003 EBIT: EUR 25.8 million
- 1997 – 2003: sales up 26%
  EBIT x 3.5

12

REDCATS

World's 3rd largest mail order company

- 22 million customers
- Leading positions
  - N°1 in France (La Redoute and specialised catalogues)
  - N°1 in Scandinavia (Ellos)
  - N°3 in the U.S. (Brylane)
  - N°5 in the UK (Empire)
- 85% of apparel under private labels
- 2003 EBIT: EUR 221.6 million
- 1997 – 2003: sales up 52%
  EBIT: x2

CHADWICK'S
LERNER DIRECT
ROAMAN'S
Jessica London
LANE BRYANT
KING SIZE
BrylaneHome
empire
ellos
Josefssons
SOMEWHERE

LA REDOUTE · la Maison de Valérie · Daxon · CELAIA · Edmee · VERTBAUDET

13

Conforama

N°2 Worldwide in household furnishings

- N°1 in France: 17% share of furniture market
  - 7.1 million households purchased goods from Conforama
  - 1 in 5 items of furniture is purchased from Conforama
  - 1 in 3 beds
  - 1.2 million electrical household goods
- N°2 in Italy
- New store concept with visual identity
- Supply chain improvements
- 2003 EBIT: EUR 220.5 million
- 1997 - 2003: sales x 2
  EBIT: x 1.9

14

Europe's leading leisure and cultural product retailer

- 15 million customers
- Leading distributor of educational and entertainment products*:
  - 16% market share in books
  - 25% in music
  - 12% in technology products
- 2003 EBIT: EUR 134 million
- 1997 – 2003: sales x2
  EBIT: x1.8


fnac
fnac

*(*source : GFK - market share in France)*

15

Strengthened Retail positions in France

Products	Companies	PPR market share in 2003	Growth differential vs. market
White goods	Conforama, Redcats, Printemps	10.3%	+0.1 pt
Brown goods	Conforama, Fnac, Redcats	14.6%	+2.0 pts
Grey goods	Conforama, Fnac, Redcats	20.4%	+1.5 pt
Books	Fnac	15.9%	+2.4 pts
CDs	Fnac	25.2%	+5.5 pts
Video	Fnac	17.5%	+3.8 pts
Apparel	Redcats, Printemps, Orcanta	7.3%	+1.9 pt
Sports	Redcats, Printemps	2.2%	+2.3 pts
Furniture	Conforama, Redcats	20.1%	+4.4 pts
Formats			
Mail order	Redcats	26.6%	+1.6 pt
Department stores	Printemps	25.9%	+ 0.5 pt

Source: PPR and Professional organisations in 2003

16

Strengthened Retail positions in France

- Pursuit of store opening and renovation strategy
  - Fnac: nearly 9,600 additional sq. metres
  - Conforama: 11 stores adapted to new format and visual identity
  - Printemps: opening of new Beauty Department at Paris-Haussmann, Lille store renovation
- Successful mail order sales initiatives at Redcats
  - Segmentation of La Redoute catalogue, development of multi-channel approach for Somewhere, relaunch of Maison de Valérie and strong growth of VertBaudet and AM/PM
- PPR French leader in e-commerce
  - Success of fnac.com and Redcats

17

Retail: successful International expansion

EBIT margin*

Sales*
(EUR billion)


5.3%
4.9%
4.2
3.0
1999
2003
1999 – 2003 sales growth of 40%

* Redcats, Fnac and Conforama outside France

18

A leading distribution brand in Africa

CFAO

- Present in 29 African countries and 6 French overseas territories
- 2003 sales of EUR 1.7 billion
  - 50% automotives (Toyota, PSA, GM, Renault / Nissan...)
  - 31% pharmaceuticals
- 2003 EBIT of EUR 154 million
- Expansion into Mediterranean Africa
- 1997 – 2003: sales up 72%
  EBIT up 77%

19

PINAULT
PRINTEMPS-REDOUTE

New PPR Key figures in 2003

New PPR key figures

(EUR million)	2003	2002
Sales	16,440	15,797
EBITDA	1,369	1,370
EBITDA margin	*8.3%*	*8.7%*
Free cashflow from operating activities		
Retail	461	360
Luxury	(90)	(69)
Gearing ratio*	0.58	0.54

* Net financial Debt / Shareholders' equity

21

PINAULT PRINTEMPS-REDOUTE

Next steps ...

Gucci tender offer

- September 10, 2001: Pinault-Printemps-Redoute commitment to purchase all Gucci shares held by minority holders in April 2004, at a price of $101.50 per share
- October 2, 2003: Put price reduced form $101.50 to $85.52 per share following distribution by Gucci of a return on capital
- Schedule of April 2004 transaction:
  - April 1: Launch of Pinault-Printemps-Redoute offer
  - April 29: Close of offer
  - April 30: Payment to custodians

23

Luxury Goods: growth and profitability drivers

- Maintain the Gucci brand's outstanding profitability
- Reduce operating losses at recovering and emerging businesses
- Capex: approx. EUR 150 million p. a.

24

Retail: growth and profitability drivers

- Gain market share
- Continue to expand outside of France
- Improve purchasing and control overhead expenses
- Capex: approx. EUR 300 million p. a.

25

Conforama

Internationalisation, Margin Improvements

- Continued focus on densifying international store network in priority countries
- Positive impact of new store layout on sales in France
- Improved performance in Spain and reduced losses in Poland
- Gradual improvement in gross margin and profitability through global purchasing

26

Internationalisation, Product Focus

- Continued focus on densifying international network in priority countries and improve profitability outside France
- Maintain leadership in leading-edge and editorial products
- Profitable expansion of Surcouf, Fnac.com above operating breakeven in 2004 and improved performance of Children's division
- Implement initiatives aimed at eliminating impact of product mix on gross margin in 2004

27

PRINTEMPS

Product Focus, Image Building

- Continue to gain market share in selected product categories
  - Reallocation and extension of selling space
  - Focus on high-growth, high-margin segments (Beauty, accessories and fashion)
- Further development of Sporting goods Division
- Launch of a new logo and new advertising campaign
- At the "heart of Contemporary scene", one step ahead as reference for fashion

28

Customer Segmentation, e-Commerce

REDCATS

- Continued management of brand portfolio and focus on the most promising customers
- Expansion of non-apparel product offering in France and internationally
- Sustained growth in e-commerce and integration with off-line units
- Strong growth of "French" brands outside of France
- Improve sourcing and implementation of major cross-unit initiatives

29

Product Focus, Geographical Expansion

CFAO

- Continue to focus on three core businesses (automobile, pharmaceutical, technology) and market share gains
- Priority growth in Mediterranean Africa and English-speaking Sub-Saharan Africa
- Annual sales growth of between 5% and 10%, driven by organic growth and external growth opportunities

30


PINAULT
PRINTEMPS-REDOUTE
Conclusion

PINAULT
PRINTEMPS-REDOUTE

Investor presentation

May, 2004

This presentation contains forward-looking statements (as defined in the United States Private Securities Litigation Reform Act, as amended) based upon current management expectations.

Numerous risks, uncertainties and other factors (including, among others, risks relating to: governmental regulation affecting our businesses; competition; our ability to manage rapid changes in technology in the industries in which we compete; litigation risks; labor issues, unanticipated costs from acquisitions, dispositions and joint ventures) may cause actual results to differ materially from those anticipated, projected or implied in or by the forward-looking statements.

Many of the factors that will determine our future results are beyond our ability to control or predict. These forward-looking statements are subject to risks and uncertainties and, therefore, actual results may differ materially from our forward-looking statements. You should not place undue reliance on forward-looking statements which reflect our views only as of the date of this presentation. We undertake no obligation to revise or update any forward-looking statements, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

PINAULT
PRINTEMPS-REDOUTE

PINAULT
PRINTEMPS-REDOUTE

Highlights

Serge Weinberg
Chairman of the Management Board

2003 Highlights

- Further implementation of strategic shift initiated in 2002
- A difficult year in Luxury Goods
- Strengthened Retail positions in France and internationally

PINAULT
PRINTEMPS-REDOUTE

4

Further implementation of strategic shift under excellent terms

- Increased stake in Gucci
  - From 54.38% to 67.58%
  - Savings of EUR 1 billion since September 10, 2001
- Further divestment of non-core businesses
  - Business-to-business
    - Disposal of Guilbert « contract » activities for EUR 815 million
    - Disposal of Pinault Bois & Matériaux for EUR 565 million
  - Consumer credit
    - Disposal of a further 14.5% stake in Finaref & Finaref Nordic to Crédit Agricole SA for EUR 372 million

PINAULT PRINTEMPS-REDOUTE

A difficult year in Luxury Goods

- Gucci's Group's Q1 and Q2 2003 (February through July) hit by tough environment (Iraq conflict, SARS, dollar weakness vs. Euro)
  - Operating income H1 2003: EUR 32.6 million, vs. EUR 113.5 million in 2002
- Further development investments in 2003
  - 64 store openings and renovations worldwide
- Sharp rebound since the summer, Q3 operating income: EUR 90.9 million

PINAULT PRINTEMPS-REDOUTE

Strengthened Retail positions in France

Products	Companies	PPR market share	Growth differential vs. market
White goods	Conforama, Redcats, Printemps	10.3%	+0.1 pt
Brown goods	Conforama, Fnac, Redcats	14.6%	+2.0 pts
Grey goods	Conforama, Fnac, Redcats	20.4%	+1.5 pt
Books	Fnac	15.9%	+2.4 pts
CDs	Fnac	25.2%	+5.5 pts
Video	Fnac	17.5%	+3.8 pts
Apparel	Redcats, Printemps, Orcanta	7.3%	+1.9 pt
Sports	Redcats, Printemps	2.2%	+2.3 pts
Furniture	Conforama, Redcats	20.1%	+4.4 pts
Selling formats			
Mail order	Redcats	26.6%	+1.6 point
Department stores	Printemps	25.9%	+ 0.5 point

PINAULT PRINTEMPS-REDOUTE

Source: PPR and Professional organisations

7

Strengthened Retail positions in France

- « Clio » programme* – New sales initiatives launched in Q3 2002
- Positive impact since launch (Q4 2002)

* « Clio » programme objectives:
gain market share and boost gross margin
Innovative, differentiated sales initiatives



1.5%
4.4%
2.1%
5.5%
1.6%
2.0%
1.5%
0.1%
1.5%
2.1%
Q4 2002
Q1 2003
Q2 2003
Q3 2003
Q4 2003
Household consumption
Organic growth

PINAULT PRINTEMPS-REDOUTE

8

Strengthened Retail positions in France

- Pursuit of store opening and renovation strategy
  - *Fnac: nearly 9,600 additional sq. metres*
  - Conforama: 11 stores adapted to our new format and visual identity
  - Printemps: opening of new Beauty Department at Paris-Haussmann and Lille store renovation
- Successful mail order sales initiatives at Redcats
  - Segmentation of La Redoute catalogue, development of multi-channel approach for Somewhere, relaunch of Maison de Valérie and strong growth of VertBaudet and AM/PM
- PPR French leader in e-commerce
  - Success of e-commerce with fnac.com and Redcats

PINAULT PRINTEMPS-REDOUTE

9

Strengthened International Retail positions

- Sustained sales growth outside France*
  - Europe: up 7.5%
  - Americas: down 1.0%
  - Africa: up 10.1%
  - Asia / Pacific: up 3.6%
- Sales outside France: 42.5% in 2003 (41.7% in 2002*)

** At comparable structure and exchange rates*

PINAULT PRINTEMPS-REDOUTE

10

Strengthened International Retail positions

- Successful expansion in Europe (outside France)

Sales contribution by Retail brands EUR 2,942 million



Fnac
27%
Redcats
39%
Conforama
34%

Contribution by Retail brands to operating income



Fnac
9%
Redcats
44%
Conforama
47%

PINAULT PRINTEMPS-REDOUTE

Strengthened International Retail positions

- Further expansion of international store network
  - Five Fnac store openings (+9,000 sq.m.)
  - Seven Conforama store openings (+42,000 sq.m.)
- Redcats – development gathers pace
  - La Redoute sales momentum outside France (up 10.7%)
  - Pick-up at VertBaudet (up 9.4%)
  - Successful launch of Brylane Wishes in the US and Nuova in Scandinavia
  - Strong growth in e-commerce outside France (up 46.7% vs. 2002 at comparable exchange rates)

PINAULT PRINTEMPS-REDOUTE

Rexel: early impact of reorganisation and strengthened capital structure

- Higher gross margin (24.8% vs. 24.6% in 2002)
- Sharp improvement in free cash flow*
- Higher EBIT margin at 3.7% of sales, rebound in H2
- Stronger capital structure
  - Debt-to-equity ratio at 30.7% (100.4% at end 2002)

** Free cash flow: cash flow from operations + Δ working capital requirements - Capex*

PINAULT PRINTEMPS-REDOUTE

13

PINAULT PRINTEMPS-REDOUTE

Analysis of 2003 Results

Group Income Statement (reported)

(in EUR million)	2003	2002
Sales	24,360.8	27,375.4
Gross margin	9,181.9	10,589.8
As % of sales	*37.7%*	*38.7%*
EBITDA	1,753.2	2,281.8
EBIT	1,296.8	1,826.9
EBIT margin	*5.3%*	*6.7%*
Net financial expenses	(313.6)	(414.6)
Ordinary income before taxes	983.2	1,412.3
Net income from consolidated companies	809.2	1,984.6
Net income before minority interests	744.8	1,744.5
Attributable net income (Group share)	644.6	1,589.2

PINAULT PRINTEMPS-REDOUTE

15

Income Statement New PPR

(in EUR million)	2003	2002	Change
Sales	16,440.3	15,796.8	+4.1
Gross margin	7,136.6	6,916.0	+3.2
As a % of sales	*43.4%*	*43.8%*	*-0.4pt*
Payroll and benefits	(2,455.5)	(2,363.2)	+3.9
Other operating income and expenses	(3,311.7)	(3,182.1)	+4.1
EBITDA	1,369.4	1,370.7	-0.1
Depreciation and amortisation	(389.4)	(341.5)	+14.0
EBIT	980.0	1,029.2	-4.8
As a % of sales	*6.0%*	*6.5%*	*-0.5pt*

Proforma New PPR (Retail + Luxury goods)

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Net Financial Expense

(in EUR million)	2003	2002	Change
Interest expense on borrowings	(378.1)	(502.1)	124.0
Interest income from cash & equivalents	72.1	91.7	(19.6)
Net financial expenses on borrowings	**(306.0)**	**(410.4)**	**104.4**
Income from long-term investments	3.5	6.8	(3.3)
Interest income from operating activities	(11.1)	(11.0)	(0.1)
Net financial expense	**(313.6)**	**(414.6)**	**101.0**

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Non-recurring Items

(in EUR million)	Excl. Rexel	Rexel	TOTAL 2003
Net gain on asset disposals	21.1	45.4	66.5
Restructuring costs	(38.7)	(35.1)	(73.8)
Costs related to claims & litigation	(10.6)	(15.2)	(25.8)
Reversal of reserves on treasury stock	22.5		22.5
Other non-recurring items	(5.0)	(15.4)	(20.4)
Non-recurring items	**(10.7)**	**(20.3)**	**(31.0)**

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Effective Tax Rate

(in EUR million)	**2003**	**2002**
Current taxes	(210.5)	(391.8)
Taxes on non-recurring items	67.5	(313.9)
Total taxes	(143.0)	(705.7)
Current tax rate	21.41%	27.74%
Effective tax rate	15.02%	26.23%

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19

Financial Structure

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20

Group Balance Sheet

(in EUR million)	2003	2002	Change
Fixed assets	**13,564.7**	**14,188.9**	**(624.2)**
Intangible assets	10,460.5	10,855.4	(394.9)
Property, plant & equipment	2,668.2	2,774.0	(105.8)
Long-term investments	436.0	559.5	(123.5)
WCR	**656.6**	**565.3**	**91.3**
Shareholders' equity (1)	**8,630.7**	**9,187.3**	**(556.6)**
Contingency provisions	**558.8**	**618.1**	**(59.3)**
Net financial debt	**5,031.8**	**4,948.8**	**83.0**
(1) Group share	6,899.2	6,468.7	430.5

Note: Customer loans: 439.9 million of euros in 2003, 469.5 million of euros in December 2002

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21

Changes in Net Financial Debt

(in EUR million)	
Net Financial debt at 2002 year end	**(4,948.8)**
Gucci change	(1,704.6)
Strategic disposals	1,471.7
Free cash flow from operations*	589.6
Other changes	(439.7)
Net Financial debt at 2003 year end	**(5,031.8)**

** Excl. movements in securitisation*

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22

Key Ratios

	2003	2002
Net financial Debt / shareholders' equity	0.58	0.54
Net financial debt / EBITDA	2.87	2.17
EBITDA / Net financial expense	5.59	5.50

Off balance sheet commitments

- Gucci put commitment (including options): EUR 2.6 billion
- Other commitments:
  - Leases: EUR 2.5 billion
  - Securitisation: EUR 0.8 billion
  - Other: EUR 0.3 billion

Financial transactions and net financing

- Successful bond issues
  - EUR 1.1 billion « OCEANE » convertible bonds, maturing January 2008
  - EUR 750 million notes maturing January 2009
- Net financing resources (excluding Gucci)
  - Financing available at December 31, 2003: EUR 5.8 billion
  - After Gucci put: > EUR 3.0 billion
- Average maturity of financing: 3 years

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25

PINAULT PRINTEMPS-REDOUTE

Strategy and Outlook

Serge Weinberg

Chairman of the Management Board

Luxury Goods: growth and profitability drivers

- Maintain the Gucci brand's outstanding profitability
- Reduce operating losses at recovering and emerging businesses
- Capex: approx. EUR 150 million p. a.

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Retail: growth and profitability drivers

- Gain market share
- Continue to expand outside of France
- Improve purchasing and control overhead expenses
- Capex: approx. EUR 300 million p. a.

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28

2004 sales through the end of February

	04 / 03 Change	
	Reported	Comparable*
Leisure & Home Furnishings	+7.6%	+7.9%
Apparel & Lifestyle	-1.6%	+1.9%
CFAO	+7.9%	+10.4%
Total Retail	**+4.1%**	**+5.9%**

*Constant currency and scope of consolidation

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PINAULT PRINTEMPS-REDOUTE

Appendices

2003 annual results

Reported sales*

(in EUR million)	December 2003	December 2002	Change
Conforama	2,944.5	2,899.2	1.6%
Fnac	3,811.6	3,540.3	7.7%
Mobile Planet	18.3	21.4	-14.5%
Leisure and Home Furnishing	**6,774.4**	**6,460.9**	**4.9%**
Printemps	919.4	933.8	-1.5%
Redcats	4,361.9	4,629.6	-5.8%
Orcanta	48.0	45.8	4.8%
Apparel and Lifeslyle	**5,329.3**	**5,609.2**	**-5.0%**
Kadéos	**5.2**	**0.0**	**N/A**
Cfao	**1,716.0**	**1,616.2**	**6.2%**
Financial services	**59.9**	**57.5**	**4.2%**
Total Retail	**13,884.8**	**13,743.8**	**1.0%**
Luxury Goods	**2,555.5**	**2,535.7**	**0.8%**
Corporate & Holdings	**0.0**	**0.0**	**N/A**
NEW PPR	**16,440.3**	**16,279.5**	**1.0%**
Rexel	6,654.8	7,367.3	-9.7%
Other	1,265.7	3,728.6	N/A
TOTAL	**24,360.8**	**27,375.4**	**-11.0%**

PINAULT PRINTEMPS-REDOUTE

*after I/G eliminations

31

Pro forma sales*

(in EUR million)	December 2003	December 2002	Change
Conforama	2,944.5	2,888.1	2.0%
Fnac	3,811.6	3,530.7	8.0%
Mobile Planet	18.3	17.9	2.2%
Leisure and Home Furnishing	**6,774.4**	**6,436.7**	**5.2%**
Printemps	919.4	933.8	-1.5%
Redcats	4,361.9	4,318.1	1.0%
Orcanta	48.0	45.8	4.8%
Apparel and Lifestyle	**5,329.3**	**5,297.7**	**0.6%**
Kadéos	**5.2**	**4.1**	**26.8%**
Cfao	**1,716.0**	**1,579.3**	**8.7%**
Financial services	**59.9**	**55.1**	**8.7%**
Total Retail	**13,884.8**	**13,372.9**	**3.8%**
Luxury Goods	**2,555.5**	**2,423.9**	**5.4%**
Corporate & others	**0.0**	**0.0**	**N/A**
New PPR	**16,440.3**	**15,796.8**	**4.1%**
Rexel	6,557.5	6,743.5	-2.8%
TOTAL	**22,997.8**	**22,540.3**	**2.0%**

PINAULT PRINTEMPS-REDOUTE

*after I/G eliminations

32

Reported EBITDA

(in EUR million)	December 2003	December 2002	Change
Conforama	287.7	298.4	-3.6%
Fnac	217.7	204.8	6.3%
Mobile Planet	(1.0)	(1.2)	16.7%
Leisure and Home Furnishing	**504.4**	**502.0**	**0.5%**
Printemps	64.5	66.1	-2.4%
Redcats	267.6	265.6	0.8%
Orcanta	1.3	(0.7)	285.7%
Apparel and Lifestyle	**333.4**	**331.0**	**0.7%**
Kadéos	**0.7**	**0.0**	**N/A**
Cfao	**174.0**	**162.2**	**7.3%**
Financial services	***0.2***	**8.1**	**-97.5%**
Total Retail	1,012.7	1,003.3	0.9%
Luxury Goods	366.4	416.3	-12.0%
Corporate & Holding	**(9.7)**	**(9.9)**	**2.0%**
NEW PPR	1,369.4	1,409.7	-2.9%
Rexel	299.1	348.6	-14.2%
Other	84.7	523.5	N/A
TOTAL	1,753.2	2,281.8	-23.2%

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Pro forma EBITDA

(in EUR million)	December 2003	December 2002	Change
Conforama	287.7	296.8	-3.1%
Fnac	217.7	205.3	6.0%
Mobile Planet	(1.0)	(1.0)	0.0%
Leisure and Home Furnishing	**504.4**	**501.1**	**0.7%**
Printemps	64.5	66.1	-2.4%
Redcats	267.6	245.6	9.0%
Orcanta	1.3	(0.7)	285.7%
Apparel and Lifestyle	**333.4**	**311.0**	**7.2%**
Kadéos	**0.7**	**0.3**	**133.3%**
Cfao	**174.0**	**162.7**	**6.9%**
Financial services	**0.2**	**8.0**	**-97.5%**
Total Retail	1,012.7	983.1	3.0%
Luxury goods	366.4	397.6	-7.8%
Corporate & other	(9.7)	(10.0)	3.0%
NEW PPR	1,369.4	1,370.7	-0.1%
Rexel	293.9	320.3	-8.2%
TOTAL	1,663.3	1,691.0	-1.6%

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34

Reported EBIT

(in EUR million)	December 2003	December 2002	Change
Conforama	220.5	243.6	-9.5%
Fnac	134.0	130.6	2.6%
Mobile Planet	(1.1)	(1.5)	26.7%
Leisure and Home Furnishing	**353.4**	**372.7**	**-5.2%**
Printemps	25.8	25.8	0.0%
Redcats	221.6	216.2	2.5%
Orcanta	(1.5)	(3.2)	53.1%
Apparel and Lifestyle	**245.9**	**238.8**	**3.0%**
Kadéos	**0.5**	**0.0**	**N/A**
Cfao	**154.2**	**143.9**	**7.2%**
Financial services	**0.2**	**8.1**	**-97.5%**
Total Retail	**754.2**	**763.5**	**-1.2%**
Luxury goods	**237.9**	**308.5**	**-22.9%**
Corporate & other	**(12.1)**	**(12.7)**	**4.7%**
NEW PPR	**980.0**	**1,059.3**	**-7.5%**
Rexel	248.0	292.0	-15.1%
Other	68.8	475.6	N/A
TOTAL	**1,296.8**	**1,826.9**	**-29.0%**

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35

Pro forma EBIT

(in EUR million)	December 2003	December 2002	Change
Conforama	220.5	242.3	-9.0%
Fnac	134.0	131.4	2.0%
Mobile Planet	(1.1)	(1.2)	8.3%
Leisure and Home Furnishing	**353.4**	**372.5**	**-5.1%**
Printemps	25.8	25.9	-0.4%
Redcats	221.6	199.1	11.3%
Orcanta	(1.5)	(3.2)	53.1%
Apparel and Lifestyle	**245.9**	**221.8**	**10.9%**
Kadéos	**0.5**	**0.2**	**150.0%**
Cfao	**154.2**	**145.1**	**6.3%**
Financial services	**0.2**	**7.9**	**-97.5%**
Total Retail	**754.2**	**747.5**	**0.9%**
Luxury Goods	**237.9**	**294.5**	**-19.2%**
Corporate & Other	**(12.1)**	**(12.8)**	**5.5%**
NEW PPR	**980.0**	**1,029.2**	**-4.8%**
Rexel	243.7	267.8	-9.0%
TOTAL	**1,223.7**	**1,297.0**	**-5.7%**

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Proforma Gross Margin

	2003	Variation
Leisure & Home Furnishings	32.7%	(0.2)
Apparel & Lifestyle	51.4%	0.8
CFAO	23.7%	(0.2)
Total Retail	**39.1%**	**(0.1)**
Luxury Goods	67.1%	(1.9)
TOTAL NEW PPR	**43.4%**	**(0.4)**
Rexel	24.7%	0.1
TOTAL	**38.1%**	**0.1**

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37

EBIT

(in EUR million)

Consolidated Proforma EBIT


1,826.9
Strategic Disposals (475.7)
Foreign exchange (50) & Other (4.2)
1,297.0
1,223.7
Actual -29.0%
Pro-forma -5.7%
2002
2002 2003
Proforma

New PPR Proforma EBIT


1,059.2
Changes in structure +3.1
Foreign exchange (33.1)
-4.8%
1,029.2
980.0
Retail +0.9%
Luxury Goods -19.2%
2002
2002 2003
Proforma

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38


Proforma EBIT
2002 2003
(in EUR million)
-19.2%
294.5
237.9
+0.9%
747.5
754.2
+5.5%
-12.8
-12.1
-4.8%
1,029.2
980.0
-9.0%
267.8
243.7
-5.7%
1,297.0
1,223.7
Luxury Goods
Retail
Holding & others
NEW PPR
Rexel
PPR
PINAULT PRINTEMPS-REDOUTE


Proforma EBIT Retail
(in EUR million)
2002 2003
-9.0%
242.3
220.5
+2.0%
131.4
134.0
-0.4%
25.9
25.8
+11.3%
199.1
221.6
+6.3%
145.1
154.2
Conforama
Fnac
Printemps
Redcats
CFAO
PINAULT PRINTEMPS-REDOUTE

Luxury Goods EBIT



(in EUR million)
454.1
406.7
36.8
22.9
-73.0
-74.5
-64.7
-85.9
-44.7
-31.3
Gucci Division
Beauty
Yves Saint Laurent
Other Brands
Corporate & others
2002
2003

PINAULT PRINTEMPS-REDOUTE

Base on reported data
Other brands: Boucheron, Sergio Rossi, Bedat, Bottega Veneta, emerging brands

41

Cash Flow

(in EUR million)	2003
EBITDA	1,753.2
Operating Cash flow	1,752.5
Net financial expenses	(313.6)
Cash flow from financial activities	(299.2)
Non-recurring income & taxes	(174.0)
Net income from asset sales	(112.0)
Mark-down of treasury stock	(22.5)
Other	3.6
Non-recurring cash flow & corporate income tax	(304.9)
Total cash flow	**1,148.4**

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Changes in shareholders' equity

(in EUR million)	Shareholders' equity
At 2002 year-end	**9,187.3**
Capital increase	0.4
Dividends	(310.8)
Other changes	(2.1)
Net income for the year	**744.8**
Changes in scope	(988.9)
At 2003 year-end	**8,630.7**
Shareholders' equity, Group share 31/12/03	6,899.2
Shareholders' equity, Group share 31/12/02	6,468.7

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Change in cash & cash equivalents: Change in net financial debt

(in EUR million)

Change in cash & cash equivalents	**(3,944.1)**
Change in borrowings & financial debt	3,877.3
Impact of variation in exchange rates & structure on debt	104.4
Leased investments	(91.0)
Customer loans	(29.6)
Change in net financial debt	**(83.0)**

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2003 statement of cash flows

(in EURO million)

Net cash flows from operating activities before changes inWC	**1,148.4**
Changes in working capital	(130.7)
Changes in customer loans	(0.8)
Net cash flow from operating activities	**1,016.9**
Net Capex	(499.8)
Free cash flow from operations	**517.1**
Net financial investments	167.1
Changes in financial borrowings	(3,877.3)
Capital increase	(376.2)
Dividend paid by PPR parent company	(266.7)
Dividend paid to minority holders in consolidated subsidiaries	(54.6)
Impact of treasury shares	22.5
Impact of translation differences on cash position	(76.0)
Net decrease in cash and equiv.	**(3,944.1)**
Transactions with no impact on cash and equiv.: - investments in operating leases	91.0

PINAULT PRINTEMPS-REDOUTE

2003 free cash flow from operations

(in EUR million)

Net cash flow from operating activities before change in WC	**1,148.4**
Changes in working capital	(130.7)
Changes in customer loans	(0.8)
Net cash flow from operating activities	**1,016.9**
Net Capex	(499.8)
Free cash flow from operations	**517.1**

PINAULT PRINTEMPS-REDOUTE

Free cash flow from operations "New PPR"

(in EUR million)	Retail	Luxury	Retail + Luxury
H1	(394)	(24)	(418)
Of which changes in working capital	(544)	(98)	(642)
H2	856	(66)	790
Of which changes in working capital	567	(56)	511
2003	462	(90)	372
Of which changes in working capital	23	(154)	(131)

** Free cash flow: cash flow from operations + Δ working capital requirements - Capex*

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Strengthened Retail positions in France

Products	Companies	Market size (€m)	Market change	PPR market share	Growth differential vs. market
White goods (home appliances)	Conforama, Redcats, Printemps	5,664	1.3%	10.3%	+0.1 pt
Brown goods (consumer electronics and photo)	Conforama, Fnac, Redcats	6,321	0.4%	14.6%	+2.0 pts
Grey goods (PCs and telephony)	Conforama, Fnac, Redcats	5,319	2.7%	20.4%	+1.5 pt
Books	Fnac	2,925	1.1%	15.9%	+2.4 pts
CDs	Fnac	1,570	-14.6%	25.2%	+5.5 pts
Video	Fnac	1,386	14.8%	17.5%	+3.8 pts
Apparel	Redcats, Printemps, Orcanta	25,881	-1.2%	7.3%	+1.9 pt
Sports	Redcats, Printemps	8,400	2.8%	2.2%	+2.3 pts
Furniture	Conforama, Redcats	8,310	-4.4%	20.1%	+4.4 pts
Selling formats					
Mail order	Redcats	8,070		26.6%	+1.6 point
Department stores	Printemps	3,957		25.9%	+ 0.5 point

PINAULT PRINTEMPS-REDOUTE

Source: PPR and Professional organisations

48

Conforama — Retail: growth and profitability drivers

- Continued focus on densifying international store network in priority countries
- Positive impact of new store layout on sales in France
- Improved performance in Spain and reduced losses in Poland
- Gradual improvement in gross margin and profitability through global purchasing
- Expanded offering of technology products (digital, TV...)
- Optimisation of marketing investments after successful launch of new image

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49

Fnac — Retail: growth and profitability drivers

- Continued focus on densifying international network in priority countries
- Improve profitability outside France
- Maintain leadership in leading-edge and editorial products
- Profitable expansion of Surcouf
- Fnac.com above operating breakeven in 2004 and improved performance of Children's division
- Implement initiatives aimed at eliminating impact of product mix on gross margin in 2004

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50

PRINTEMPS

Retail: growth and profitability drivers

- Department stores: further innovation and reallocation of selling areas
  - Focus on high-growth, high-margin segments (Beauty, Accessories and Fashion)
  - Growth of new departments (Luxury, Women)
- Sports Division: improve results
  - Additional Made in Sport openings
  - Development of Sports Fashion offering
- Madelios: expansion and renovation, growth of upscale men's fashion

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51

REDCATS

Retail: growth and profitability drivers

- Continued management of brand portfolio and focus on the most promising customers
- Expansion of non-apparel product offering in France and internationally
- Sustained growth in e-commerce and integration with off-line units
- Strong growth of "French" brands outside of France
- Improve sourcing
- Implementation of major cross-unit initiatives

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52

Retail: growth and profitability drivers

- Continue to focus on three core businesses (automobile, pharmaceutical, technology) and market share gains
- Priority growth in Mediterranean Africa and English-speaking Sub-Saharan Africa
- Annual sales growth of between 5% and 10%, driven by organic growth and external growth opportunities

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Gucci commitment

- September 10, 2001: Pinault-Printemps-Redoute commitment to purchase all Gucci shares held by minority holders in April 2004, at a price of $ 101.50 per share
- October 2, 2003: Put price reduced form $101.50 to $ 85.52 per share following distribution by Gucci of a return on capital
- Schedule of April 2004 transaction:
  - April 1: Launch of Pinault-Printemps-Redoute offer
  - April 29: Close of offer
  - April 30: Payment to custodians

PINAULT PRINTEMPS-REDOUTE

54

PINAULT
PRINTEMPS-REDOUTE

Investor presentation

May, 2004

PINAULT
PRINTEMPS-REDOUTE

Serge Weinberg

Chairman of the Management Board

CDC IXIS

May 14, 2004

This presentation contains forward-looking statements (as defined in the United States Private Securities Litigation Reform Act, as amended) based upon current management expectations.

Numerous risks, uncertainties and other factors (including, among others, risks relating to: governmental regulation affecting our businesses; competition; our ability to manage rapid changes in technology in the industries in which we compete; litigation risks; labor issues, unanticipated costs from acquisitions, dispositions and joint ventures) may cause actual results to differ materially from those anticipated, projected or implied in or by the forward-looking statements.

Many of the factors that will determine our future results are beyond our ability to control or predict. These forward-looking statements are subject to risks and uncertainties and, therefore, actual results may differ materially from our forward-looking statements. You should not place undue reliance on forward-looking statements which reflect our views only as of the date of this presentation. We undertake no obligation to revise or update any forward-looking statements, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

The New PPR,
a Group focused
on the individual customer

The New PPR

- 2003 key figures
  - Sales: EUR 16.5 billion
  - EBITDA: EUR 1,369 million, EBITDA margin 8.3%
  - EBIT: EUR 980 million, EBIT margin 6.0%
- Trading in over 65 countries
- 73,500 employees

Strategic shift

BEFORE

Retail

B to B

Credit & Financial Services

Radical transformation in less than 2 years

AFTER

Luxury

Retail

- Proceeds: over EUR 5.5 billion on excellent terms
- Annual sales from discontinued activities EUR 3.8 billion
- Increase stake in Gucci from 54.4% to 67.6% (at year end 2003)

The New PPR

- Higher organic growth potential
- Expanded global presence
- Higher margins and return
- Reinforced financial structure

PINAULT
PRINTEMPS-REDOUTE

Powerful Luxury brands with leading positions

N°3 Worldwide in Luxury goods

GUCCI
GUCCI GROUP

- Two companies with high global brand recognition: Gucci / Yves Saint Laurent
- Established and emerging brands covering the Luxury goods universe
- 2003 EBIT: EUR 272.4 million

BALENCIAGA
sergio rossi
ALEXANDER McQUEEN
STELLA McCARTNEY
BOUCHERON PARIS
YVES SAINT LAURENT
GUCCI
BOTTEGA VENETA
YSL BEAUTE

A balanced product portfolio

Accessories Ready-to-wear

- Gucci
- Yves Saint Laurent
- Sergio Rossi
- Bottega Veneta
- Alexander McQueen
- Stella McCartney
- Balenciaga

Perfumes Cosmetics

- YSL Beauté
- Roger & Gallet
- Oscar de la Renta
- Van Cleef & Arpels
- Fendi
- Boucheron
- Alexander McQueen
- Balenciaga
- Zegna

Leather goods

- Gucci
- Yves Saint Laurent
- Sergio Rossi
- Bottega Veneta
- Balenciaga

Watches High jewellery

- Gucci
- Boucheron
- Yves Saint Laurent
- Bédat & Co

Gucci: one of the world's most profitable brands

Sales (EUR million)


46
1114
1063
1497
1999
2003

Other brands
Gucci brand
% EBIT margin

EBIT (EUR million)


23%
256
27%
407
-137
1999
2003


PINAULT
PRINTEMPS-REDOUTE
A leading European retailer

PRINTEMPS

France's premier department store

- 5.5 million customers
- Pursuit of store reallocation and renovation strategy
  - Printemps: focus on fashion, beauty, accessories and decoration
  - Opening of the largest Beauty department in the world
  - Increased momentum of the sporting goods division
- 2003 EBIT: EUR 25.8 million
- 1997 – 2003: sales up 26%
  EBIT x 3.5

REDCATS

World's 3rd largest mail order company

- 22 million customers
- Leading positions
  - N°1 in France (La Redoute and specialised catalogues)
  - N°1 in Scandinavia (Ellos)
  - N°3 in the U.S. (Brylane)
  - N°5 in the UK (Empire)
- 85% of apparel under private labels
- 2003 EBIT: EUR 221.6 million
- 1997 – 2003: sales up 52%
  EBIT: x2

CHADWICK'S
LERNER DIRECT
ROAMAN'S
Jessica London
LANE BRYANT
KING SIZE
BrylaneHome
empire
ellos
Josefssons Joseline
SOMEWHERE

LA REDOUTE
la Maison de Valérie
CELAIA
Edmee
CYRILLUS
VERTBAUDET

Conforama

N°2 Worldwide in household furnishings

- N°1 in France: 17% share of furniture market
  - 7.1 million households purchased goods from Conforama
  - 1 in 5 items of furniture is purchased from Conforama
  - 1 in 3 beds
  - 1.2 million electrical household goods
- N°2 in Italy
- New store concept with visual identity
- Supply chain improvements
- 2003 EBIT: EUR 220.5 million
- 1997 - 2003: sales x 2
  EBIT: x 1.9

Europe's leading leisure and cultural product retailer

- 15 million customers
- Leading distributor of educational and entertainment products*:
  - 16% market share in books
  - 25% in music
  - 12% in technology products
- 2003 EBIT: EUR 134 million
- 1997 – 2003: sales x2
  EBIT: x1.8


fnac
fnac

(*source : GFK - market share in France)

Strengthened Retail positions in France

Products	Companies	PPR market share in 2003	Growth differential vs. market
White goods	Conforama, Redcats, Printemps	10.3%	+0.1 pt
Brown goods	Conforama, Fnac, Redcats	14.6%	+2.0 pts
Grey goods	Conforama, Fnac, Redcats	20.4%	+1.5 pt
Books	Fnac	15.9%	+2.4 pts
CDs	Fnac	25.2%	+5.5 pts
Video	Fnac	17.5%	+3.8 pts
Apparel	Redcats, Printemps, Orcanta	7.3%	+1.9 pt
Sports	Redcats, Printemps	2.2%	+2.3 pts
Furniture	Conforama, Redcats	20.1%	+4.4 pts
Formats			
Mail order	Redcats	26.6%	+1.6 pt
Department stores	Printemps	25.9%	+ 0.5 pt

Source: PPR and Professional organisations in 2003

Strengthened Retail positions in France

- Pursuit of store opening and renovation strategy
  - Fnac: nearly 9,600 additional sq. metres
  - Conforama: 11 stores adapted to new format and visual identity
  - Printemps: opening of new Beauty Department at Paris-Haussmann, Lille store renovation
- Successful mail order sales initiatives at Redcats
  - Segmentation of La Redoute catalogue, development of multi-channel approach for Somewhere, relaunch of Maison de Valérie and strong growth of VertBaudet and AM/PM
- PPR French leader in e-commerce
  - Success of fnac.com and Redcats

Retail: successful International expansion

EBIT margin*

Sales*
(EUR billion)


4.9%
5.3%
3.0
4.2
1999
2003
1999 – 2003 sales growth of 40%

* Redcats, Fnac and Conforama outside France

A leading distribution brand in Africa

- Present in 29 African countries and 6 French overseas territories
- 2003 sales of EUR 1.7 billion
  - 50% automotives (Toyota, PSA, GM, Renault / Nissan...)
  - 31% pharmaceuticals
- 2003 EBIT of EUR 154 million
- Expansion into Mediterranean Africa
- 1997 – 2003: sales up 72%
EBIT up 77%

PINAULT
PRINTEMPS-REDOUTE

New PPR Key figures in 2003

New PPR key figures

(EUR million)	2003	2002
Sales	16,440	15,797
EBITDA	1,369	1,370
EBITDA margin	*8.3%*	*8.7%*
Free cashflow from operating activities		
Retail	461	360
Luxury	(90)	(69)
Gearing ratio*	0.58	0.54

* Net financial Debt / Shareholders' equity

PINAULT
PRINTEMPS-REDOUTE

Next steps ...

Gucci tender offer

- September 10, 2001: Pinault-Printemps-Redoute commitment to purchase all Gucci shares held by minority holders in April 2004, at a price of $101.50 per share
- October 2, 2003: Put price reduced form $101.50 to $85.52 per share following distribution by Gucci of a return on capital
- Schedule of April 2004 transaction:
  - April 1: Launch of Pinault-Printemps-Redoute offer
  - April 29: Close of offer
  - April 30: Payment to custodians
  - May 20: Close of subsequent offering period

Luxury Goods: growth and profitability drivers

- Maintain the Gucci brand's outstanding profitability
- Reduce operating losses at recovering and emerging businesses
- Capex: approx. EUR 150 million p. a.

Retail: growth and profitability drivers

- Gain market share
- Continue to expand outside of France
- Improve purchasing and control overhead expenses
- Capex: approx. EUR 300 million p. a.

Conforama

Internationalisation, Margin Improvements

- Continued focus on densifying international store network in priority countries
- Positive impact of new store layout on sales in France
- Improved performance in Spain and reduced losses in Poland
- Gradual improvement in gross margin and profitability through global purchasing

Internationalisation, Product Focus

- Continued focus on densifying international network in priority countries and improve profitability outside France
- Maintain leadership in leading-edge and editorial products
- Profitable expansion of Surcouf, Fnac.com above operating breakeven in 2004 and improved performance of Children's division
- Implement initiatives aimed at eliminating impact of product mix on gross margin in 2004

Product Focus, Image Building

- Continue to gain market share in selected product categories
  - Reallocation and extension of selling space
  - Focus on high-growth, high-margin segments (Beauty, accessories and fashion)
- Further development of Sporting goods Division
- Launch of a new logo and new advertising campaign
- At the “heart of Contemporary scene”, one step ahead as reference for fashion

REDCATS

Customer Segmentation, e-Commerce

- Continued management of brand portfolio and focus on the most promising customers
- Expansion of non-apparel product offering in France and internationally
- Sustained growth in e-commerce and integration with off-line units
- Strong growth of "French" brands outside of France
- Improve sourcing and implementation of major cross-unit initiatives

CFAO
cfaogroup.com

Product Focus, Geographical Expansion

- Continue to focus on three core businesses (automobile, pharmaceutical, technology) and market share gains
- Priority growth in Mediterranean Africa and English-speaking Sub-Saharan Africa
- Annual sales growth of between 5% and 10%, driven by organic growth and external growth opportunities


PINAULT
PRINTEMPS-REDOUTE
Conclusion

PINAULT
PRINTEMPS-REDOUTE

Serge Weinberg
Chairman of the Management Board

CDC IXIS

May 14, 2004

Appendix D

GUCCI

GUCCI GROUP

GUCCI GROUP ANNOUNCES: PROPOSED ANNUAL DIVIDEND OF € 0.50 PER SHARE AND ANNUAL GENERAL MEETING CONVENED FOR JUNE 24, 2004

Amsterdam, The Netherlands, June 8, 2004: Gucci Group N.V. (Euronext Amsterdam: GCCI.AS) today announces that the Supervisory Board has declared an annual cash dividend of € 0.50 per share from the profits earned in fiscal 2003, subject to Shareholders' adoption of the Company's statutory annual accounts at the Annual General Meeting. The Euronext Amsterdam shares will commence trading ex-dividend on June 25, 2004. The record date for the New York shares will be on June 28, 2004. The payment date on the Euronext Amsterdam shares will be on June 30, 2004; payment on the New York shares will be promptly thereafter.

Annual General Meeting

Gucci Group will convene its Annual General Meeting of Shareholders on June 24, 2004 at 9.30 a.m. at The Dorint Sofitel Amsterdam Airport, Stationsplein ZW 951 NL-1117 CE Schiphol, Amsterdam, The Netherlands.

Gucci Group N.V. is one of the world's leading multi-brand luxury goods companies. Through the Gucci, Yves Saint Laurent, Sergio Rossi, Boucheron, Roger & Gallet, Bottega Veneta, Bédat & Co., Alexander McQueen, Stella McCartney and Balenciaga brands, the Group designs, produces and distributes high-quality personal luxury goods, including ready-to-wear, handbags, luggage, small leather goods, shoes, timepieces, jewelry, ties and scarves, eyewear, perfume, cosmetics and skincare products. The Group directly operates stores in major markets throughout the world and wholesales products through franchise stores, duty-free boutiques and leading department and specialty stores.

For media inquiries:
Paolo Piantella
Media Relations Manager
Gucci Group N.V.
+39 02 8800 5555
+31 20 462 1700

For investors/analysts inquiries:
Enza Dominijanni
Director of Investor Relations
Gucci Group N.V.
+39 055 7592 2456
+31 20 462 1700

Appendix E

ROBERT POLET APPOINTED CHAIRMAN OF THE MANAGEMENT BOARD AND CHIEF EXECUTIVE OFFICER OF GUCCI GROUP

Amsterdam, The Netherlands, June 24, 2004: The Supervisory Board of Gucci Group N.V. (Euronext Amsterdam: GCCI.AS) today appointed Robert Polet to be Chairman of the Management Board and Chief Executive Officer of the Company. Mr. Polet's appointment is effective July 1, 2004.

Mr. Polet's appointment follows his election to Gucci Group's Management Board at Gucci Group's Annual General Meeting of shareholders in Amsterdam earlier in the day. Gucci Group shareholders also re-elected Art Cooiman as a member of the two-person Management Board.

At the Meeting, Gucci Group shareholders also re-elected Patricia Barbizet, Patrice Marteau and François-Henri Pinault as members of the Supervisory Board, with immediate effect. The shareholders also re-elected Serge Weinberg as member of the Supervisory Board, effective July 1, 2004. Immediately following the Meeting, the Supervisory Board appointed Mr. Weinberg as its Chairman as of July 1, 2004.

Gucci Group N.V. is one of the world's leading multi-brand luxury goods companies. Through the Gucci, Yves Saint Laurent, Sergio Rossi, Boucheron, Roger & Gallet, Bottega Veneta, Bédat & Co., Alexander McQueen, Stella McCartney and Balenciaga brands, the Group designs, produces and distributes high-quality personal luxury goods, including ready-to-wear, handbags, luggage, small leather goods, shoes, timepieces, jewelry, ties and scarves, eyewear, perfume, cosmetics and skincare products. The Group directly operates stores in major markets throughout the world and wholesales products through franchise stores, duty-free boutiques and leading department and specialty stores. Gucci Group is owned by Pinault-Printemps-Redoute, a leading European retail and luxury group. Shares in Pinault-Printemps-Redoute are traded on the Paris stock exchange.

For media inquiries:
Simon Holberton
Brunswick Group LLP
+44 20 7404 5959

For investors/analysts inquiries:
Enza Dominijanni
Gucci Group N.V.
+39 055 7592 2456
+31 20 462 1700

GUCCI
GUCCI GROUP

SHAREHOLDERS CONFIRM DIVIDEND PAYMENT

Amsterdam, The Netherlands, June 24, 2004: At the Annual General Meeting of shareholders of Gucci Group N.V. (Euronext Amsterdam: GCCI.AS) held today in Amsterdam, the shareholders approved the Annual Accounts of the Company, with the effect of confirming the dividend of Euro 0.50 per share declared by the Supervisory Board on June 7, 2004. The Euronext Amsterdam shares will commence trading ex-dividend on June 25, 2004. The record date for the New York shares will be June 28, 2004. The payment date on the Euronext Amsterdam shares will be on June 30, 2004; payment on the New York shares will be promptly thereafter.

The New York shares ceased trading on the New York Stock Exchange on April 28, 2004 and the company has been advised that the Euronext Amsterdam shares will cease trading on Euronext on July 1, 2004.

Gucci Group N.V. is one of the world's leading multi-brand luxury goods companies. Through the Gucci, Yves Saint Laurent, Sergio Rossi, Boucheron, Roger & Gallet, Bottega Veneta, Bédat & Co., Alexander McQueen, Stella McCartney and Balenciaga brands, the Group designs, produces and distributes high-quality personal luxury goods, including ready-to-wear, handbags, luggage, small leather goods, shoes, timepieces, jewelry, ties and scarves, eyewear, perfume, cosmetics and skincare products. The Group directly operates stores in major markets throughout the world and wholesales products through franchise stores, duty-free boutiques and leading department and specialty stores. Gucci Group is owned by Pinault-Printemps-Redoute, a leading European retail and luxury group. Shares in Pinault-Printemps-Redoute are traded on the Paris stock exchange.

For media inquiries:
Simon Holberton
Brunswick Group LLP
+44 20 7404 5959

For investors/analysts inquiries:
Enza Dominijanni
Gucci Group N.V.
+39 055 7592 2456
+31 20 462 1700

Appendix G

REDCATS

Press release

Paris, July 1, 2004

REDCATS ACQUIRES JOTEX SCANDINAVIAN HOME TEXTILES RETAILER

Redcats, the number three home-shopping company worldwide and a member of the Pinault-Printemps-Redoute Group, has signed an agreement to acquire Jotex, a Scandinavian mail-order home textiles retailer. The move is in line with Redcats' strategy to increase its international presence and develop its non-apparel product lines.

Jotex will join Redcats Nordic, the Nordic region's leading home-shopping company with brands such as Ellos, Josefssons, Enjoy, Nuova and La Redoute.

Present in three Scandinavian countries – Sweden, Norway and Finland – and clearly positioned in the home textiles market, Jotex complements Redcats Nordic's existing business. In 2003, Jotex had total sales of €30 million (SEK 265 million), of which 16.6% via the Internet.

Thierry Falque-Pierrotin, Chairman of the Redcats Management Board, said: *"The acquisition of Jotex is consistent with our international development strategy. It enables us to bolster our multi-channel approach, expand our home textiles product offering and add another successful and profitable brand to Redcats Nordic's business line-up."*

Françoise Dévé, General Manager of Redcats Nordic, added: *"Interior design and e-commerce are becoming increasingly popular in the Nordic countries, Jotex will give us a stable platform from which to expand our presence in the home textiles market and further evolve into a lifestyle corporation offering apparel, music, movies and home furnishings."*

Bo Dalerstedt, General Manager of Jotex commented: *"I'm delighted by the prospects of a new owner that has a long-term view of the company and a strong market expertise. Redcats Nordic is well-established on additional geographic markets and has in addition developed successful e-commerce solutions. It's also reassuring that we can continue to develop our operations at our present location."*

Jotex's consumer credit operations will be acquired by Finaref, which recently acquired Redcats Nordic's financial operations within the framework of a long-term partnership between the two companies.

The acquisition is subject to regulatory and financial approval.

About Redcats:

Redcats is the Pinault-Printemps-Redoute Group's home-shopping division.

The number 3 home-shopping company worldwide with 19 brands, a presence in 18 countries and 19,000 employees, Redcats reported 2003 sales of €4.37 billion, of which 54% in international markets, through its catalogues, its 108 stores and its 51 e-commerce sites.

Redcats manages a portfolio of brands comprising:

- French brands: La Redoute, La Maison de Valérie, Cyrillus, Somewhere, Vertbaudet, Daxon, Celaia, Edmée
- UK brands: Empire, The Store
- Scandinavian brands: Ellos, Josefssons, Nuova, Enjoy
- US brands: Chadwick's, Lerner, Lane Bryant, Roaman's, KingSize, Jessica London, Brylane Home

About Redcats Nordic:

Redcats Nordic is the Nordic region's leading home-shopping company with brands such as Ellos, Josefssons, Enjoy, Nuova, Catalog and La Redoute. In 2003, Redcats Nordic reported sales of €299 million (SEK 3,400 million) with 1,500 employees.

About Jotex:

Jotex is the leading Scandinavian specialist home shopping company for home textile products. It is present in Sweden, Finland and Norway and has 95 employees. Jotex reported 2003 sales €30 million (SEK 265 million), of which 16.6% via the internet

About PPR:

For further information, please contact:

Redcats:
Aziza Bouster
Phone : +33 (0)1 56 92 98 18
Mobile : +33 (6)08 54 28 75
abouster@redcats.com

Redcats Nordic:
Françoise Dévé
Phone: +46 (0)33 16 01 34
francoise.deve@ellos.se
www.newsonline.se/redcats

Jotex:
Bo Dalerstedt
Phone: +46 (0)370 69 33 50

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PINAULT
PRINTEMPS-REDOUTE